KOUNTABLE, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 5 JUNE 2022

KOUNTABLE, INC.

Reviewed Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of KOUNTABLE, INC.,

2021 Fillmore St, #63

San Francisco, CA 94115

I have reviewed the accompanying consolidated financial statements of KOUNTABLE, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



06/05/2022

KOUNTABLE, INC.

CONSOLIDTED BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	17,345	246,579
Accounts receivable		228,297	-
Prepaid expenses		-	4,554
Deferred costs		638,297	831,834
Total current assets		883,939	1,082,967
PPE & Intangible assets:			
Property, plant & equipment, net		18,835	31,210
Intangible assets, net		233,333	105,553
Total Fixed & Intangible Assets		252,168	136,763
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**1,136,107**	**1,219,730**
Liabilities & Stockholders' Equity			
Current liabilities:			
Line of Credit		-	9,910,192
Less: debt issuance costs		-	(120,000)
Accounts payable		1,656,460	1,115,300
Deferred liabilities		198,300	58,333
SBA - PPP loan		686,376	686,376
Short-term notes and accrued interest		256,250	-
Deferred revenue		87,950	-
Total current liabilities		2,885,336	11,650,201

The accompanying notes are an integral part of these consolidated financial statements.

KOUNTABLE, INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Non-current Liabilities:			
Trade debt		1,141,730	-
Long-term notes		1,133,019	4,996,581
Total non-current liabilities		2,274,749	4,996,581
Total liabilities	$	**5,160,085**	**16,646,782**
Stockholders' equity (deficit):			
Common stock, $0.00025 par value, 371,189,402 shares authorized, 156,046,240 and 39,109,624 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		39,011	9,777
Additional Paid-in Capital - Common stock		3,779,056	263,456
Preferred stock, $0.00025 par value, 217,155,915 shares authorized, 71,819,066 and 150,419,792 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		17,955	37,605
Additional Paid-in Capital - Preferred stock		25,457,758	26,048,905
Additional Paid-in Capital – Stock based compensation		336,000	286,000
Retained Earnings (accumulated deficit)		(42,072,795)	(41,261,000)
Net income (loss)		8,419,037	(811,795)
Total stockholders' equity (deficit):		**(4,023,978)**	**(15,427,052)**
Total Liabilities and stockholders' equity (deficit)	$	**1,136,107**	**1,219,730**

The accompanying notes are an integral part of these consolidated financial statements.

KOUNTABLE, INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Trade income	$	1,422,596	471,743
Membership income		188,567	5,000
Total revenues		1,611,163	476,743
Cost of revenues		1,266,200	322,054
Gross Profit		344,963	154,689
Expenses:			
Selling, general and administrative expenses		2,067,337	2,598,834
Depreciation & Amortization		59,596	219,554
Total Expenses		2,126,933	2,818,388
Income (loss) from operations		**(1,781,970)**	**(2,663,699)**
Other Income (Expenses):			
Interest expenses on debt		(244,993)	(438,096)
Stock based compensation expense		(50,000)	(75,000)
Taxes		(2,000)	(2,000)
Other Income		10,498,000	2,367,000
Total Other Income (expenses)		10,201,007	1,851,904
Net income (loss) for the year	$	**8,419,037**	**(811,795)**

The accompanying notes are an integral part of these consolidated financial statements

KOUNTABLE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital – Common stock	Additional paid-in Capital – Preferred stock	Additional paid-in Capital – Stock based compensation	Retained earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2019	**39,597,144**	**9,899**	**21,509,264**	**5,377**	**259,056**	**16,132,983**	**211,000**	**(41,261,000)**	**(24,642,685)**
Issuance (redemption) of Common stock, net	(487,520)	(122)	-	-	4,400	-	-	-	**4,278**
Issuance (redemption) of Preferred stock, net	-	-	128,910,528	32,228	-	9,915,922	-	-	**9,948,150**
Net income (loss)	-	-	-	-	-	-	-	(811,795)	**(811,795)**
Stock based compensation	-	-	-	-	-	-	75,000	-	**75,000**
Ending Balance, December 31, 2020	**39,109,624**	**9,777**	**150,419,792**	**37,605**	**263,456**	**26,048,905**	**286,000**	**(42,072,795)**	**(15,427,052)**
Issuance (redemption) of Common stock, net	116,936,616	29234	-	-	3,515,600	-	-	-	**3,544,834**
Issuance (redemption) of Preferred stock, net	-	-	(78,600,726)	(19,650.00)	-	(591,147)	-	-	**(610,797)**
Net income (loss)	-	-	-	-	-	-	-	8,419,037	**8,419,037**
Stock based compensation	-	-	-	-	-	-	50,000	-	**50,000**
Ending Balance, December 31, 2021	**156,046,240**	**39,011**	**71,819,066**	**17,955**	**3,779,056**	**25,457,758**	**336,000**	**(33,653,758)**	**(4,023,978)**

The accompanying notes are an integral part of these consolidated financial statements.

KOUNTABLE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	8,419,037	(811,795)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation & Amortization		59,596	219,554
Stock based compensation expense		50,000	75,000
Non-cash income resulting from sale of Borrower LLC		(8,663,000)	-
Debt Forgiven and recognized as income		(1,835,000)	(2,367,000)
Interest expense on non-convertible debt		244,993	438,096
Changes in:			
Accounts Receivable		(228,297)	-
Deferred cost of goods sold		193,537	322,054
Prepaid expenses		4,554	446
Trade and other current payables		1,682,890	405,508
Deferred payables		139,967	58,333
Deferred revenue		87,950	-
Net cash provided (used) by operating activities		**156,227**	**(1,659,804)**
Cash flow From Investing Activities:			
Software capitalized costs		(175,000)	(58,333)
Net cash provided (used) by investing activities		**(175,000)**	**(58,333)**
Cash flow from Financing Activities			
SBA- PPP loan		-	686,376
Credit lines and notes		(210,461)	243,158
Proceeds from issuance of preferred stock		-	870,770
Net cash provided (used) by financing activities		**(210,461)**	**1,800,304**
Increase (decrease) in Cash		(229,234)	82,167
Cash, beginning of year		246,579	164,412
Cash, end of year	$	**17,345**	**246,579**

The accompanying notes are an integral part of these consolidated financial statements.

About the Company & its Nature of operations

KOUNTABLE, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to the Delaware General Corporation law on February 26, 2015 (originally registered as a Delaware limited liability company on December 23, 2013), and headquartered in San Francisco, California. The Company is a multinational technology and trading company whose mission is to turn social capital into financial capital for small entrepreneurs underserved by conventional banking institutions. The Company's primary business is to originate, finance, manage and collect on private Trade finance receivables that typically involve the purchase and sale of goods that have been verifiably presold via contract ("Purchase Contract") by small and medium-sized enterprises ("Resellers"). The Company is involved in purchasing goods and reselling those goods at a profit to Resellers who facilitate collection. The Company operates in the United States, Rwanda, Ghana, and Kenya.

The Company's consolidated financial statements include the following wholly owned entities, collectively 'the Subsidiaries':

- Kountable Limited, a Private Company registered in Rwanda.
- Kountable Services Rwanda Limited, a Private Company registered in Rwanda.
- Kountable Services Kenya Limited, a Private Company registered in Kenya.
- Kountable Borrower LLC, a Delaware Limited Liability Company.
- Kountable Services Holding (Mauritius) Limited.
- Kountable trading LLC, a Delaware Limited Liability Company.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of KOUNTABLE, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Going concern matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $33,653,758 and $42,072,795 as of December 31, 2021, and December 31, 2020, respectively. Additionally, the Company had an equity deficit of $4,023,978 and $15,427,052 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 5, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow.

KOUNTABLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Summary of significant accounting policies:

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States, Rwanda, Ghana, and Kenya. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

As of December 31, 2021, the Company had an accounts receivable balance of $228,297 due from two (2) customers. Should one of these customers default on all or a portion of the payment due, the Company risks a material loss.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The

cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from three (3) to seven (7) years.

	Furniture & Leasehold Improvements	Computers & Hardware
Cost	177,190	166,223
Accumulated depreciation as of December 31, 2020	(177,190)	(135,013)
Net book value as of December 31, 2020	-	**31,210**
Depreciation 2021	-	(12,376)
Net book value as of December 31, 2021	-	**18,835**

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

As of December 31, 2021, and December 31, 2020, the Company had not allocated an allowance for doubtful accounts.

Trade Finance Receivables

Trade finance receivables are financial instruments that potentially subject the Company to concentrations of credit risk. The Company's Trade finance receivables are fully collateralized

by the assets acquired. Allowances for uncollectible Trade finance receivables are based upon historical loss patterns, the number of days those receivables are past due, and an evaluation of the potential risk of loss associated with problem accounts.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of costs incurred during the application development stage of certain internally developed software.

The Company amortizes these qualifying costs using the straight-line method over an estimated useful life of three (3) years. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

Capitalized software costs totaled $618,688 and $443,688 as of December 31, 2021, and December 31, 2020, respectively. Accumulated amortization totaled $385,355 and $338,135 as of December 31, 2021, and December 31, 2020, respectively.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $686,376 in April 2020. As of December 31, 2021, the loan had not been forgiven.

On February 1, 2022, a portion of that loan totaling $383,850 was forgiven and the Company will repay the remaining balance starting on March 8, 2022.

Debt

On February 15, 2021, the Company issued a secured promissory note for a principal sum of $250,000. The note bears interest at a rate of 20% per annum and matures on February 15, 2022. Interest payments are to be made in four (4) quarterly payments of $12,500 with the first payment occurring three (3) months from the issuance date. Repayment of the note balance is secured by a first priority security interest in substantially all of the assets of the Company.

On June 30, 2021, a lender forgave the Company on all amounts due on a non-convertible, outstanding corporate debt instrument dated August 12, 2019. The balance forgiven consisted of $250,000 in principal and $51,573.53 in interest as of June 30, 2021.

On June 30, 2021, a lender forgave the Company on all amounts due on a corporate debt instrument dated March 1, 2017. The balance forgiven consisted of $500,000 in principal and $176,783.5 in interest as of June 30, 2021.

On June 30, 2021, a lender forgave the Company on an outstanding balance of $171,635.68 due on a corporate debt instrument dated August 30, 2019. The instrument had an original principal amount of $2,000,000. The total balance due on the note was $2,374,005.19 as of June 30, 2021, and prior to the cancellation of the note, the lender exercised a conversion option on the note and converted $2,202,369.51 of principal and accrued interest into 27,842850 shares of the Company's Series A-1 Preferred stock.

On June 30, 2021, a lender forgave the Company on all amounts due on a non-convertible, outstanding corporate debt instrument dated October 18, 2019. The balance forgiven consisted of $15,000 in principal and $2,801.23 in interest as of June 30, 2021.

On June 30, 2021, a lender forgave the Company on all amounts due on a non-convertible, outstanding corporate debt instrument dated December 26, 2019. The balance forgiven consisted of $120,000 in principal and $20,025.42 in interest as of June 30, 2021.

On December 18, 2020, the Company entered into a co-financing agreement with a certain party. Pursuant to the agreement, the Company and that certain party will jointly provide financial and business support and technical assistance to select SMEs working in the health sector in Africa including the purchase by such Resellers of certain products and services to be provided to it, and resold by it, as part of the Trade Supports. The balance owed to the lender which covers this

collaboration totaled $500,000 as of December 31, 2021, and the outstanding balance is payable by December 18, 2022.

On December 31, 2020, a lender forgave the Company on all amounts due on a corporate debt instrument dated March 1, 2017. The balance forgiven totaled $2,376,212.32.

Line of Credit

The Company entered into a credit agreement on January 13, 2017 (through its subsidiary "Kountable Borrower LLC" with DLI Assets Bravo, LLC ("the Lender"). On August 29, 2018, the Company executed a Promissory note to the lender in the principal amount of $2,000,000.

The Lender faced numerous fraud charges in 2019 after the Securities Exchange Commission filed a complaint against the lender alleging violations of the federal securities laws and the United States District Court for the Central District of California entered an order appointing a permanent receiver ("the receiver") over the lender and its affiliated entities.

The Company entered into a forbearance agreement with the receiver on May 26, 2020, pursuant to which the receiver agreed to forbear exercising the lender's right as a result of the Company's failure to satisfy collection milestones and multiple events of default under the credit agreement and other loan documents.

On December 23, 2020, the Company entered into a release an acknowledgment agreement with the receiver pursuant to which the receiver released the Company from the loan documents and obligations in exchange for a payment of $290,000 to the lender.

Related party transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b)

entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

On June 29, 2021, the Company entered into a contribution agreement with Mr. Christopher Hale. Pursuant to the agreement, the Company transferred all membership interests of Kountable Borrower, LLC ("the transferee") to Mr. Hale. The Consideration given by Mr. Hale for full membership interest in the transferee was $100. At the time of the sale, the transferee held approximately $832,000 in deferred cost of goods sold and $9,495,000 in outstanding debt owed to DLI Assets Bravo, LLC (See Note "Line of Credit").

Mr. Hale is the Chief Executive Officer of the Company and as of December 31, 2021, he owned 132,561,140 of the Company's common stock, representing approximately 85% of all common stock issued and outstanding.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable,

and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is involved in purchasing goods, and reselling those goods at a profit to Resellers who facilitate collection. As the Company fulfills its obligation to purchase goods according to the respective Trade Agreement, the associated costs paid by the Company are recorded as cost of goods sold.

According to the terms of the Trade Agreement, an invoice to recover the cost of goods sold plus any applicable expenses incurred by the Company are billed to the Reseller (the "Base Price"). Additionally, Origination Fees and Trade Margin (the "Fees") as defined in the respective Trade Agreement are billed to the Reseller account in proportion to the Advance Recovery. Origination Fees are billed in conjunction with a billing for Advance Recovery. Trade Margin is billed and recognized according to the number of days outstanding during the period that it is earned. The Company records Fees to the extent that the Company expects to collect such amounts.

The Company generally places Trade finance receivables on non-accrual status when payment is past due 180 days or more or when there is a reasonable doubt that the Base Price or Fees will be collected. If, however, management believes the Base Price and Fees will be collected, a receivable may be left on accrual status during the period the Company is pursuing repayment of the receivable. Accrued Fees are generally stopped when a receivable is placed on nonaccrual.

Fee payments received on non-accrual receivables may be recognized as income or applied to the base price depending upon management's judgment of the financial condition of the receivable. Nonaccrual receivables are generally restored to accrual status when past due amounts are paid and, in the Company's management's judgment, is likely to remain current over the remainder of the term.

Equity

Under the articles of incorporation, the Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that this Corporation is authorized to issue is 588,345,317 shares.

The total number of shares of Common Stock authorized to be issued is 371,189,402 each with a par value of $0.00025 per share and the total number of shares of Preferred Stock authorized to be issued is 217,155,915 (designated as Series A-1 Preferred Stock) each with a par value of $0.00025 per share.

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), the holders of Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) $0.0791 (the "Original Series A-1 Issue Price") for each outstanding share of Series A-1 Preferred Stock and (B) an amount equal to all declared but unpaid dividends on such

share (subject to adjustment for any combinations, stock splits, recapitalizations or the like (collectively, "Recapitalizations")). If upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series A-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to stockholders shall be distributed ratably among the holders of the Series A-1 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for each such series of Preferred Stock by the Conversion Price applicable to such share.

Each share of Series A-1 Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Act"), pursuant to which the aggregate gross proceeds (prior to underwriting commissions and offering expenses) to the Corporation are not less than $30,000,000 in the aggregate, or (ii) the date specified by written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock voting together as a single class on an as-converted basis.

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 156,046,240 and 39,109,624, respectively.

Preferred Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Preferred Stock issued and outstanding was 71,819,066 and 150,419,792 shares, respectively.

On December 9, 2020, the Company made an offering to accredited investors within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation D, as presently in effect and, for the purpose of Section 25102(f) of the California Corporations Code. As per the offering, the Company offered preferred stock at a price of $0.0791 per share.

Pursuant to the offering the Company issued 11,008,468 shares of preferred stock for a total of $870,769.89 in cash and 122,833,879 shares of preferred stock as a cancellation of $7,823,856.25 in debt as of December 31, 2020, and 6,558,153 shares for a total of $518,749.91 in cash as of December 31, 2021.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2015, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options), SARs and Dividend Equivalent rights or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 81,686,412 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

- In the case of SARs, the base appreciation amount shall not be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

- In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

During the calendar year 2021, 23,042,295 in ISOs and 305,000 in NSOs were granted and no options were granted for the calendar year 2020. The exercise price equaled $0.03 per share which is equal to the grant price pursuant to a 409A valuation.

As of December 31, 2021, the total number of incentive stock options granted under this plan was 33,114,429 (of which 7,826,274 has been cancelled) and the total number of shares vested

and outstanding was 8,036,418. The shares granted had an average exercise price of $0.26 per share.

As of December 31, 2021, the total number of non-statutory stock options granted under this plan was 1,020,760 (of which 400,760 has been cancelled) and the total number of shares vested and outstanding was 270,000. The shares granted had an average exercise price of $0.12 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation

allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.*

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through June 5, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.